FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Material Change Report September 27, 2005

2.

News Release September 27, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: October 21, 2005

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Reporting Issuer

Cusac Gold Mines Ltd.

911 – 470 Granville Street

Vancouver, BC V6C 1V5

Date of Material Change

September 27, 2005

Press Release

A press release announcing the following material change was released on September 27, 2005 in Vancouver, BC through the facilities of CCN Matthews, Market News and Canada Stockwatch, pursuant to 85(1) of the BC Securities Act.

Summary of Material Change

The Issuer reports that continued encouraging disseminated gold assay results from its Taurus II bulk tonnage exploration program on its 100% owned Table Mountain Property in northern BC, including 1.27 grams per ton gold over 19 meters in hole 05SV-03.  A total of 13 holes comprising 2,444 meters of diamond drilling were completed during the 2nd phase of exploration.

Full Description of Material Change

See attached News Release

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying of Subsection 7.1(2) or (3) of National Instrument 51-102

Omitted Information

There have been no omissions to this report.

Executive Officer

David H. Brett

(604) 682-2421

DATED this 27th day of September, 2005 in Vancouver, BC Canada

CUSAC GOLD MINES LTD.

per:

“David H. Brett”,

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Taurus II Open Pit Target Yields 19 Meters Grading 1.27 g/tonne Gold in Diamond Drilling

For Immediate Release.  Vancouver, BC, September 27, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Cusac”), reports continued encouraging disseminated gold assay results from its Taurus II bulk tonnage exploration program on its 100% owned Table Mountain Property in northern BC, including 1.27 grams per ton gold over 19 meters in hole 05SV-03.  A total of 13 holes comprising 2,444 meters of diamond drilling were completed during the 2nd phase of exploration.  Assays from the final three drill holes testing the Somerville System are reported below.  The current phase of drilling at Taurus II has returned highly encouraging intercepts of low grade, near surface disseminated gold mineralization that confirms the potential for a bulk tonnage, open pit mineable gold deposit.

The Taurus II area is located 3 km north of Cusac’s existing Table Mountain high-grade underground operation and 3 km southeast of the Taurus Project where Cyprus Canada previously outlined a historic resource of 40.6 million tonnes grading 1.07 grams per tonne*. A minority portion of this historic resource at the Taurus Project is partly owned by Cusac because it lies on Cusac mineral claims.  American Bonanza Gold Corporation, the company that owns the majority of the claims over this historic resource, recently announced the commissioning of a major engineering firm to complete a 43-101 compliant resource estimate and preliminary economic scoping study of the Taurus Project.  Cusac remains the dominant player in this district and has ownership of most of the mining claims surrounding the Taurus Project.

The three holes reported in this news release are from the Somerville System, where a total of 1,122 m in six holes were drilled to test an area where numerous surface rock and soil geochemical anomalies define a zone over half a kilometer square.  Drill hole 05SV-03, which tested the same zone on strike to the west of previously reported hole SV-04 (25m of 1.26 g/t Au), encountered 19 m of 1.27 g/t Au.

Cusac Director George Sanders, M.Sc, P.Geo, Cusac VP of Exploration, Lesley Hunt, B.Sc., and Dale Sketchley, M.Sc, P.Geo., recently completed a detailed on-site review of the Taurus II project.  Mr. Sketchley is preparing an independent 43-101 compliant report on the project, to be released shortly, which will recommend an exploration program for future work.  Cusac intends to complete follow up exploration at Taurus II, including diamond drilling, during October 2005.

All significant intercepts from the remaining holes so far are presented in the table below.  The intercepts reported herein are core-length intercepts; true widths will be estimated when the geological data is interpreted on cross sections.

”There is excellent potential to define zones at Taurus II where broad envelopes containing low grade gold in carbonate altered and pyritized volcanic rocks could coalesce to form economic open pit mineable gold mineralization,” said Cusac Director George Sanders. "We need to ask ourselves how the low grade, bulk tonnage gold deposits in the Fairbanks and Donlin Creek districts in Alaska looked to the companies at this early stage in their exploration, and apply the lessons learned to the Taurus II and elsewhere on Cusac's extensive claim holdings in the Cassiar Gold Camp to make the same kinds of discoveries."

Significant Composite Assay Intervals
Hole	From (m)	To (m)	Core Length (m)	Au (g/tonne)
05SV-03	63.20	78.20	15.00	0.70
including	64.20	68.60	4.40	1.27
05SV-03	182.50	201.50	19.00	1.27
including	190.40	201.50	11.10	2.06

05SV-05	114.40	122.00	7.60	0.62
05SV-05	146.55	158.95	12.40	1.14
including	156.10	158.95	2.85	2.58

05SV-06	158.40	161.20	2.80	0.92
05SV-06	190.10	192.20	2.10	1.32
05SV-06	218.30	219.30	1.00	1.25
05SV-06	251.60	252.45	0.85	4.27

George Sanders, M.Sc, P.Geo and Dale Sketchley, M.Sc, P.Geo are Qualified Persons for the purpose of this News Release under National Instrument 43-101.  Mr. Sanders is assuming the ongoing role of Qualified Person from Mr. Sketchley, who will be unavailable to Cusac due to full time employment with another company.  Cusac sincerely thanks Mr. Sketchley for his contribution to the exploration and development of the Table Mountain Property. Acme Analytical Laboratories of Vancouver, BC prepared all assays reported above.

* This data is historical in nature and was compiled before the implementation of National Instrument 43-101 reporting standards. Investors are cautioned that recent independent verification of the data has not been performed and the Company has not completed sufficient exploration to verify the historical resource and reserve estimates. The Company is not treating the historical estimates as National Instrument defined resources or reserves verified by a qualified person and the historical estimate should not be relied upon.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note:  Some of the statements in this release may be considered forward-looking statements as defined by securities legislation. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Investors should consider the important risks and uncertainties that may cause actual results to differ. These important risks and uncertainties include those discussed in our Annual Reports on Form 20-F filings we make with the Securities and Exchange Commission and our Annual Information Form we file with the British Columbia Securities Commission.